

October 23, 2012

Via Facsimile
Kim Law
Chief Financial Officer and Principal Accounting Officer
E-Debit Global Corporation
#12, 3620 – 29th St. NE
Calgary, Alberta, Canada T1Y 5Z8

Re: **E-Debit Global Corporation**
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 11, 2012
Form 10-Q for Fiscal Quarter Ended June 30, 2012
Filed August 6, 2012
File No. 000-32051

Dear Mr. Law:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have asked for revisions, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 26

1. In light of the fact that your Company's officers concluded that internal controls over financial reporting are not effective due to material audit adjustments, please tell us in reasonable detail the basis for officers' conclusion that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Please tell us if there was any update during subsequent periods to address the internal control deficiencies noted at December 31, 2011.

Form 10-Q for the Period Ended June 30, 2012

Notes to Condenses Consolidated Financial Statements

General

2. Please revise future filings to include the disclosure requirements of ASC 820-10-50-2E.

Note 13 – Other Revenue, page 20

3. We note you recorded a gain on sale of $263,418 in the 6 months ended June 30, 2012. Please tell us the following concerning the sale:
    - How specifically you determined the gain on sale and the authoritative literature you followed to determine the gain on sale;
    - How and why you believe the buyer is an arms-length investor; and
    - How the gain on sale was captured in the Condensed Consolidated Statement of Cash Flows and how your accounting is consistent with ASC 230-10-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you have any questions regarding our comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant